EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd.

To: The Tel Aviv Stock Exchange	To: The Israeli Securities Authority

Immediate Report - Laying of Undersea Optic Communications Cable

Bezeq - The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced that on November 1, 2010, its board of directors approved the entering of its subsidiary, Bezeq International, into a project of establishment and operation of an undersea fiber optic cable between Israel and Europe.